                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ____)(1)

                                  InterVU Inc.
                                ----------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   46114R 10 6
                                 --------------
                                 (CUSIP Number)

                               Robert O. Ball III
                       Vice President and General Counsel
                            Akamai Technologies, Inc.
              500 Technology Square, Cambridge, Massachusetts 02139
                                 (617) 250-3000
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 6, 2000
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46114R 10 6                 13D                           PAGE 2 OF 10


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Akamai Technologies, Inc.                            04-3432319
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a) [ ]

     N/A  (b) [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                     [ ]

     N/A
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
--------------------------------------------------------------------------------
                                   7    SOLE VOTING POWER

  NUMBER OF                             3,102,592(1)
   SHARES
BENEFICIALLY                       ---------------------------------------------
  OWNED BY                         8    SHARED VOTING POWER
    EACH
  REPORTING                             4,155,145
   PERSON                          ---------------------------------------------
    WITH                           9    SOLE DISPOSITIVE POWER

                                        3,102,592(1)
                                   ---------------------------------------------
                                   10   SHARED DISPOSITIVE POWER

                                        4,155,145
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,257,737(2)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

     N/A
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     38.82%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     (1) The 3,102,592 shares of InterVU Inc. ("InterVU") common stock, par value $.001 per share, ("InterVU Common Stock") subject to this filing are purchasable by Akamai upon exercise of an option (the "Option") granted to Akamai Technologies, Inc. ("Akamai") on February 6, 2000, and described in Item 4 of this statement. Prior to the exercise of the Option, Akamai is not entitled to any rights as a stockholder of InterVU with respect to the shares covered by the Option. The Option may only be exercised upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Akamai expressly disclaims beneficial ownership of any of the shares of InterVU Common Stock which are purchasable by Akamai upon exercise of the Option.
     (2) This number and percentage takes into consideration the 3,102,592 shares of InterVU common stock issuable pursuant to the Option and is based on the total number of shares of the common stock of InterVU outstanding as of February 6, 2000. For the reasons discussed in the footnote above, Akamai expressly disclaims beneficial ownership of any of the shares of common stock of InterVU which are purchasable by Akamai upon exercise of the Option.

CUSIP NO. 46114R 10 6                 13D                           PAGE 3 OF 10


     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Akamai Technologies, Inc. ("Akamai") that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1. SECURITY AND ISSUER.

          This statement on Schedule 13D relates to the common stock of InterVU, $.001 par value per share ("InterVU Common Stock"). InterVU is a Delaware Corporation whose principal executive offices are located at 6815 Flanders Drive, San Diego, CA 92121.

ITEM 2. IDENTITY AND BACKGROUND.

          This statement is being filed by Akamai, a Delaware corporation whose principal business is internet content delivery. The address of the principal executive offices of Akamai is 500 Technology Square, Cambridge, Massachusetts 02139.

          (a)-(c) and (f) SCHEDULE A provides the following information for each of Akamai's directors and executive officers, as of the date hereof: name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship. SCHEDULE A is incorporated herein by reference.

          (d)-(e) During the last five years, neither Akamai nor, to Akamai's knowledge, any person named on SCHEDULE A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          It is presently anticipated that any shares of InterVU Common Stock acquired by Akamai as described in Item 4 would be purchased with available funds of Akamai and, if necessary, funds that in the future may be borrowed by Akamai or obtained through the sale of capital stock of Akamai. The amount of funds and other consideration is described in Item 4.

ITEM 4. PURPOSE OF TRANSACTION.

          (a)-(b) Pursuant to an Agreement and Plan of Merger, dated as of February 6, 2000 (the "Agreement"), by and among Akamai, Alii Merger Corporation and InterVU, and in consideration thereof, InterVU issued an option to Akamai on February 6, 2000 to purchase, under certain conditions, up to 3,102,592 shares of InverVU Common Stock at a purchase price equal to $117.00 per share, subject to adjustment pursuant to anti-dilution provisions (the "Purchase Price"); provided, however, that the number of shares issuable to Akamai pursuant to the Option Agreement (as defined below) shall not exceed 19.9% of the outstanding shares of InterVU Common Stock (the "Option"). The Option was issued to Akamai pursuant to a Stock Option Agreement, dated as of February 6, 2000 (the "Option Agreement"), between InterVU and Akamai. In addition, certain of InterVU's stockholders set forth on SCHEDULE B owning an aggregate of 4,155,145 shares of InterVU Common Stock entered into a stockholder voting agreement (each a "Voting Agreement") with Akamai as an inducement to Akamai to enter into the Merger Agreement.

CUSIP NO. 46114R 10 6                 13D                           PAGE 4 OF 10


          The Agreement provides, among other things, for the merger of Alii Merger Corporation, a newly formed, wholly owned subsidiary of Akamai ("Merger Sub"), with and into InterVU, and InterVU will become a wholly owned subsidiary of Akamai (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub shall cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into InterVU and InterVU will remain as the surviving corporation (the "Surviving Corporation"). Upon consummation of the Merger, which is subject to the approval of the InterVU stockholders, regulatory approvals, and the satisfaction or waiver of various other terms and conditions, each share of InterVU Common Stock (excluding shares held by InterVU, or Akamai, or any of their respective subsidiaries) issued and outstanding shall be converted into .5957 of a share of the common stock of Akamai, $.01 par value per share ("Akamai Common Stock") (the "Exchange Ratio"). In addition, upon consummation of the Merger each share of InterVU's Series G Convertible Preferred Stock and Series H Convertible Preferred Stock (excluding shares held by InterVU or Akamai or any of their respective subsidiaries and shares held by stockholders who have perfected and not forfeited the dissenters' rights) issued and outstanding shall be converted into a number of shares of Akamai Common Stock that is the product of the number of shares of InterVU Common Stock into which such shares of preferred stock was convertible immediately before the Merger multiplied by the Exchange Ratio.

          If Akamai is not in material breach of the Option Agreement or the Agreement, Akamai may exercise the Option in whole or in part, at any time and from time to time following the date ("Exercise Date") on which Akamai becomes unconditionally entitled to receive the Termination Fee (as defined in the Agreement) provided for in Section 11.2(b) of the Agreement. However, the Option will terminate upon the earliest of (each an "Expiration Date"):

               (i)   the effective time of the Merger;

               (ii) nine months after the first occurrence of an Exercise Date; and

               (iii) the date the Agreement is terminated, unless: on the date of such termination Akamai has the right to receive the Termination Fee either (x) at the time of the termination; or (y) following the termination upon the occurrence of certain events; in which case, the Option will terminate on the later of (a) 15 business days following the time the Termination Fee becomes unconditionally payable and (b) the expiration of the period in which Akamai has such right to receive the Termination Fee.

          At the request of Akamai at any time, on or after the Exercise Date and prior to the Expiration Date, InterVU will repurchase from Akamai
          (i) the Option, and (ii) all shares of InterVU Common Stock purchased by Akamai pursuant to the Option Agreement, at a specified price.

          The Option Agreement generally provides that if InterVU enters into an agreement to be acquired by a person other than Akamai or one of its subsidiaries, the agreement governing such transaction must make proper provisions so that, upon the consummation of any such transaction, Akamai shall receive for each share of InterVU Common Stock subject to the Option and with respect to which the Option has not been exercised, an amount of consideration in the form of and equal to the per share amount of consideration that would be received by the holder of one share of InterVU Common Stock less the Purchase Price.

          Each Voting Agreement provides, among other things, that the applicable stockholders will vote in favor of the Merger at any meeting of the InterVU stockholders called for

CUSIP NO. 46114R 10 6                 13D                           PAGE 5 OF 10


          such purpose and that they will vote against any Competing Transaction (as defined in the Voting Agreement) that may be submitted to the InterVU stockholders for their consideration. In addition, the stockholders who are subject to the Voting Agreement have granted an irrevocable proxy to Akamai to vote such holders shares generally in favor of the Merger and against any Competing Transaction. The Voting Agreement also prohibits the applicable stockholders from disposing of their shares of InterVU Common Stock prior to consummation of the Merger and places certain restrictions on such persons ability to dispose of the shares of Akamai Common Stock they receive in the Merger.

          A copy of each of the Agreement, the Option Agreement and the Voting Agreements is incorporated by reference herein and each of the documents is attached as Exhibit 1, 2, 3 and 4 hereto, respectively. The foregoing summary is qualified in its entirety by reference thereto.

          (c)  Not applicable.

          (d) It is anticipated that, upon consummation of the Merger, the directors of the Surviving Corporation shall be the current directors of Merger Sub. It is anticipated that the initial officers of the Surviving Corporation shall be the officers of InterVU, until their respective successors are duly elected or appointed and qualified.

          (e) Other than as a result of the Merger described above, not applicable.

          (f)  Not applicable.

          (g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws, respectively, of InterVU, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation and Bylaws, respectively, of the Surviving Corporation until thereafter amended. Each of the Merger Agreement, the Option Agreement and the Voting Agreements may have the effect of impeding the acquisition of control of Issuer by any person other than Akamai.

          (h)-(i) If the Merger is consummated as planned, the InterVU Common Stock will be deregistered under the Act and delisted from the Nasdaq National Market.

          (j) Other than as described above, Akamai currently has no plan or proposals which relate to, or may result in, any of the matters listed in Item 4(a)-(i) of Schedule 13D (although Akamai reserves the right to develop such plans).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a)-(b) The 3,102,592 shares of InterVU Common Stock which are purchasable by Akamai upon exercise of the Option are equal to approximately 19.9% of InterVU Common Stock based on the 15,590,915 shares of InterVU Common Stock issued and outstanding on February 6, 2000, before taking into consideration the 3,102,592 shares of InterVU Common Stock that would be issued pursuant to the Option.

          The Option contains anti-dilution provisions which provide that the number of shares of InterVU Common Stock issuable upon exercise of the Option and the Purchase Price will be adjusted upon the happening of certain events, including the payment of a stock dividend or other distribution in InterVU Common Stock or the subdivision or reclassification of InterVU Common Stock, as set forth in the Option Agreement. If any additional shares of InterVU Common Stock are issued after the date of the Option Agreement other than those described in the preceding sentence and shares issued upon

CUSIP NO. 46114R 10 6                 13D                           PAGE 6 OF 10


          exercise of the Option, the number of shares subject to the Option (taking into account the shares previously issued pursuant the Option), shall be adjusted so that such number of shares following such issuance shall not exceed 19.9% of the number of shares of InverVU Common Stock then issued and outstanding without giving effect to the Option.

          Akamai expressly disclaims any beneficial ownership of the shares of InterVU common Stock which are purchasable by Akamai upon exercise of the Option because the Option is exercisable only in the circumstances referred to in Item 4 above, none of which has occurred as of this date.

          No other person is known by Akamai to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the InterVU Common Stock obtainable by Akamai upon exercise of the Option.

          The 4,155,145 shares of InterVU common Stock subject to the Voting Agreement constitutes approximately 26.65% of the shares of InterVU Common Stock issued and outstanding on February 6, 2000.

          (c)-(d) Other than as set forth in this Item 5, to the best of Akamai's knowledge (i) neither Akamai nor any subsidiary or affiliate of Akamai or any of its or their executive officers or directors beneficially owns any shares of InterVU Common Stock, and (ii) there have been no transactions in the shares of InterVU Common Stock effected during the past 60 days by Akamai, nor to the best of Akamai's knowledge, by any subsidiary or affiliate of Akamai or any of its or their executive officers or directors. So long as Akamai has not exercised the Option (and prior to the consummation of the Merger) Akamai does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of InterVU Common Stock.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than the Merger Agreement, including the Option Agreement and the Voting Agreements, to the best knowledge of Akamai, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such person or entity and any person or entity with respect to any securities of InterVU, including but not limited to transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          The following documents are filed as exhibits:

          1. Agreement and Plan of Merger, dated as of February 6, 2000, by and among Akamai, Merger Sub and InterVU.

          2. Stock Option Agreement, dated as of February 6, 2000, by and between Akamai and InterVU.

          3.   Stockholder Voting Agreement, dated as of February 6,
               2000, by and among Akamai and each of the Stockholders, except Westchester Group LLC.

          4. Stockholder Voting Agreement, dated as of February 6, 2000, by and between Akamai and Westchester Group LLC.

CUSIP NO. 46114R 10 6                 13D                           PAGE 7 OF 10


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED:   February 15, 2000


                                             Akamai Technologies, Inc.


                                             By: /s/ Robert O. Ball III
                                                -----------------------
                                                     Robert O. Ball III

                                             Title: Vice President, General
                                                    Counsel and Secretary

CUSIP NO. 46114R 10 6                 13D                           PAGE 8 OF 10

                                   SCHEDULE A

         ------------------------------------------------------------------------------------------------------------------
                                   NAME                                                BUSINESS ADDRESS
         ------------------------------------------------------------------------------------------------------------------
         EXECUTIVE OFFICERS OF AKAMAI
         ------------------------------------------------------------------------------------------------------------------
         George H. Conrades                                       500 Technology Square, Fifth Floor
         Chairman of the Board of Directors and Chief             Cambridge, MA  02139
         Executive Officer
         ------------------------------------------------------------------------------------------------------------------
         Paul Sagan                                               500 Technology Square, Fifth Floor
         President and Chief Operating Officer                    Cambridge, MA  02139
         ------------------------------------------------------------------------------------------------------------------
         F. Thomson Leighton                                      500 Technology Square, Fifth Floor
         Chief Scientist and Director                             Cambridge, MA  02139
         ------------------------------------------------------------------------------------------------------------------
         Daniel M. Lewin                                          500 Technology Square, Fifth Floor
         Chief Technology Officer and Director                    Cambridge, MA  02139
         ------------------------------------------------------------------------------------------------------------------
         Timothy Weller                                           500 Technology Square, Fifth Floor
         Chief Financial Officer and Treasurer                    Cambridge, MA  02139
         ------------------------------------------------------------------------------------------------------------------
         Robert O. Ball III                                       500 Technology Square, Fifth Floor
         Vice President, General Counsel and Secretary            Cambridge, MA  02139
         ------------------------------------------------------------------------------------------------------------------
         Earl P. Galleher III                                     500 Technology Square, Fifth Floor
         Vice President of Sales and Distribution                 Cambridge, MA  02139
         ------------------------------------------------------------------------------------------------------------------
         David Goodtree                                           500 Technology Square, Fifth Floor
         Vice President of Marketing                              Cambridge, MA  02139
         ------------------------------------------------------------------------------------------------------------------
         Steven P. Heinrich                                       500 Technology Square, Fifth Floor
         Vice President of Human Resources                        Cambridge, MA  02139
         ------------------------------------------------------------------------------------------------------------------
         Jonathan Seelig                                          500 Technology Square, Fifth Floor
         Vice President of Strategy and Corporate                 Cambridge, MA  02139
         Development
         ------------------------------------------------------------------------------------------------------------------
         DIRECTORS OF AKAMAI

         ------------------------------------------------------------------------------------------------------------------
         George H. Conrades, F. Thomson Leighton and              See above
         Daniel M. Lewin
         ------------------------------------------------------------------------------------------------------------------
         Arthur H. Bilger                                         500 Technology Square, Fifth Floor
                                                                  Cambridge, MA  02139
         ------------------------------------------------------------------------------------------------------------------
         Todd A. Dagres                                           Battery Ventures IV, L.P.
         (General Partner, Battery Ventures)                      20 William Street
                                                                  Wellesley, MA  02481
         ------------------------------------------------------------------------------------------------------------------
         Terrance G. McGuire                                      Polaris Venture Management Co. II, L.L.C.
         (General Partner, Polaris Venture Partners, Inc.)        1000 Winter Street, Suite 3350
                                                                  Waltham, MA  02451
         ------------------------------------------------------------------------------------------------------------------
         Edward W. Scott                                          Baker Communications Fund, L.P.
         (General Partner, Baker Communications Fund)             c/o Baker Capital Partners, LLC
                                                                  540 Madison Avenue
                                                                  New York, NY  10022
         ------------------------------------------------------------------------------------------------------------------

         Citizenship of the above named persons: USA

CUSIP NO. 46114R 10 6                 13D                           PAGE 9 OF 10

                                   SCHEDULE B

--------------------------------------------------------------------------------
                 STOCKHOLDER                     NO. OF SHARES
--------------------------------------------------------------------------------
Name: Harry E. Gruber                              1,054,699
Address: c/o InterVU, Inc.
         6815 Flanders Drive
         San Diego, CA 92121
Principal Business: Chief Executive Officer
                    of InterVU Inc.
Place of Citizenship: United States

--------------------------------------------------------------------------------
Name: Brian Kenner                                 1,062,310
Address: 1403 Walnutcreek Drive
         Enchiritas, CA 92024
Principal Business: Chief Technology Officer
                    of InterVU Inc.
Place of Citizenship: United States

--------------------------------------------------------------------------------
Name: Isaac Willis, M.D.                           1,256,136
Address: 1141 Regency Road
         Atlanta, GA 30327-2719
Principal Business: Medical Doctor
Place of Citizenship: United States

--------------------------------------------------------------------------------
Name: Westchester Group LLC                          782,000
Address: c/o Duckor Spralding & Metzger
         401 West A Street, Suite 2400
         San Diego, CA 92101
Principal Business: Investment LLC
Place of Organization: Delaware

--------------------------------------------------------------------------------

\

                                LIST OF EXHIBITS
                                ----------------

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
  1.           Agreement and Plan of Merger, dated as of February 6, 2000, by and among Akamai, Merger Sub and InterVU.

  2. Stock Option Agreement, dated as of February 6, 2000, by and between Akamai and InterVU.

  3.           Stockholder Voting Agreement, dated as of February 6,
               2000, by and among Akamai and each of the Stockholders, except
               Westchester Group LLC.

  4. Stockholder Voting Agreement, dated as of February 6, 2000, by and between Akamai and Westchester Group LLC.

